UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RELIANCE STEEL & ALUMINUM CO.

(Exact name of registrant as specified in its charter)

Delaware	001-13122	95-1142616
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

350 S. Grand Ave., Suite 5100
Los Angeles, CA 90071

(Address of principal executive offices)

William A. Smith II

Senior Vice President, General Counsel and Corporate Secretary

(213) 687-7700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Reliance Steel & Aluminum Co. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”) for the reporting period January 1, 2016 to December 31, 2016.  Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “conflict minerals”).

The Company is a metals service center company that acquires carbon steel, aluminum, stainless and alloy steel and other metal products from primary metals producers and then processes these materials to meet customer specifications using techniques such as blanking, leveling (or cutting-to-length), sawing, shape cutting, shearing and slitting, among others.  Through our network of metals service centers, we distribute a full line of more than 100,000 metal products to more than 125,000 customers in a broad range of industries.  Certain of these products contain conflict minerals necessary to the functionality or production of products manufactured by the Company or contracted by the Company to be manufactured.

Reasonable Country of Origin Inquiry

The Company has a policy to only purchase product that is DRC conflict free.  To confirm the DRC conflict free status of products provided by our suppliers that we manufactured or contracted to manufacture in 2016, we conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether any of the conflict minerals contained in such products originated in the Democratic Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”), or are from recycled or scrap sources.  We communicated individually to all of our suppliers that as a prerequisite to supply products to the Company, including  any of its subsidiaries, each supplier must certify that (i) the products provided by the supplier do not contain conflict minerals; (ii) the products provided by the supplier to the Company that contain any conflict minerals did not originate from any of the Covered Countries and the supplier has implemented procedures to identify and monitor the origin of products (other than those from recycled or scrap sources) that contain conflict minerals; (iii) the products supplied by supplier to the Company that contain any conflict minerals are from recycled or scrap sources; and/or (iv) the products supplied by supplier to the Company that contain any conflict minerals were “outside the supply chain” prior to January 31, 2013.

We received certifications from all of our significant suppliers. Each certification provided by a supplier was reviewed by an internal conflict minerals working group at the corporate level and, if adequate to support reasonably a DRC conflict free status determination based on the criteria set forth in the 1934 Act Release No. 34-67716, the supplier was designated as an approved supplier to the Company.  Supplier responses deemed insufficient to support a determination that all of the products supplied to the Company by the supplier are DRC conflict free triggered follow-up discussions with the supplier.  In some instances such discussions resulted in a product level certification from the supplier of the DRC conflict free status of certain specified products which we then approved for purchase from that supplier.  In other instances, we ceased purchases from suppliers who were unable to certify the DRC conflict free status of their products to our satisfaction.

Based on our reasonable country of origin inquiry described above, the Company, except as noted below, has determined for the year ended December 31, 2016 that conflict minerals that are necessary to the functionality or production of the Company’s products (i) did not originate in any of the Covered Countries; (ii) did come from recycled or scrap sources; and/or (iii) were “outside the supply chain” prior to

January 31, 2013.  A very small number of suppliers for a limited number of our products responded that they did not have sufficient information to make the certification described above.  However, based on the responses we have received, we have no reason to believe that any conflict minerals that are necessary to the functionality or production of such products may have originated in any of the Covered Countries.

The Company’s internal audit team is engaged in a periodic review of compliance with our policy and procedures related to the conflict minerals rule across our businesses.

This Conflict Minerals Disclosure is publicly available on the Company’s Internet website at www.rsac.com.

Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used above, unless otherwise defined herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RELIANCE STEEL & ALUMINUM CO.

Dated: June 2, 2017	By:	/s/ William A. Smith II
William A. Smith II
Senior Vice President, General Counsel and
Corporate Secretary